July 2, 2018

Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:	Summit Semiconductor, Inc.

Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”)

Filed June 22, 2018

File No. 333-224267

Dear Ms. Ravitz:

This letter responds to the Staff’s comment letter dated June 27, 2018, relating to the above-captioned Registration Statement. For your convenience, we have restated the Staff’s comment and have provided our response below such comment.

Prospectus Summary, page 2

1.	We note your revised disclosure on page 17 indicating you are in default under disclosed indebtedness. Please apply comment 3 in our letter dated May 23, 2018 to your current registration statement. Specifically, given your disclosed default, please revise your prospectus summary to highlight, if true, that creditors can claim proceeds of this offering in absence of a waiver. Also, ensure your revised summary disclosure clarifies if any of these creditors are related persons as defined in Regulation S-K Item 404.

We have revised the disclosure in the prospectus summary section accordingly.

If you have any questions regarding our responses, please contact David E. Danovitch at 212-603-6300 or ded@robinsonbrog.com.

Sincerely,

/s/ Brett Moyer
Chief Executive Officer